Exhibit 99.1

Xylo Technologies Announces Plan to Implement ADS Ratio Change

Tel Aviv, Israel, July 30, 2024 (GLOBE NEWSWIRE) -- Xylo Technologies Ltd. (Nasdaq: XYLO) (“Xylo” and the “Company”), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle (“EV”) and charging solutions, announced today that it plans a ratio change which will result in a reverse split of the Company’s American Depositary Receipt, or ADR, program on the basis of one (1) new ADS for every 2.666666 old ADSs held. As a result, the number of ordinary shares of the Company represented by each American Depositary Share, or ADS, will be changed from fifteen (15) ordinary shares to forty (40) ordinary shares. The effective date anticipated for the reverse split and the ratio change is August 5, 2024 and the Company’s ADSs will continue to be traded on the Nasdaq Capital Market under the symbol “XYLO” with a new CUSIP Number 58471G 508. The ordinary shares of Xylo will not be affected by this change in the ADS to ordinary share ratio.

Effective August 5, 2024, ADS holders will be required on a mandatory basis to surrender their old ADSs to BNY Mellon for cancellation at a rate of one (1) new ADS for every 2.666666 old ADS held. The Bank of New York Mellon., as the depositary bank for Xylo’s ADS program, will arrange for the exchange of current ADSs for new ADSs (subject to receipt of applicable ADS fees from the exchanging ADS holders).

Only whole ADSs will be distributed. BNY Mellon will attempt to sell any fractional ADSs and distribute cash proceeds to ADR holders. The ratio change will affect all ADS holders uniformly, will not reduce any ADS holder’s ownership percentage in the Company except for minor adjustments that may result from the treatment of fractional ADSs and will not result in any change to the Company’s share capital.

About Xylo

Based in Israel, Xylo Technologies Ltd. (Nasdaq: XYLO) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Xylo’ affiliations in the medical solutions arena include the ownership in Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics, Inc. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. Other affiliations of the Company include Parazero Technologies Ltd., Zig Miami 54 LLC.

Xylo is traded on The Nasdaq Capital Market. To learn more about Xylo’s advanced technologies, please visit http://www.medigus.com/investor-relations.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Xylo’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Xylo could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Xylo undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Xylo is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

ir@xylotech.ai

Investor Relations Contact:

Michal Efraty

Investor Relations

michal@efraty.com